UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR FISCAL YEAR ENDED DECEMBER 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO .

Commission File No. 1-13071

The Hanover Companies Retirement Savings Plan

(Full title of the plan)

Hanover Compressor Company

12001 North Houston Rosslyn, Houston, Texas 77086
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

Item 4. Financial Statements and Supplemental Schedules for the Plan

The Hanover Companies Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan’s financial statements and supplemental schedule have been examined by an Independent Registered Public Accounting Firm and their report is included herein beginning on page F-3.

Exhibits

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Hanover Companies Retirement Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Hanover Companies Retirement Savings Plan

Date: June 28, 2005

By: /s/ HILARY S. WARE

Hilary S. Ware
Chair, Hanover Benefit Plan Committee

The Hanover Companies
Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

The Hanover Companies Retirement Savings Plan
Index
December 31, 2004 and 2003

Page(s)
Report of Independent Registered Public Accounting Firm	F-3

Financial Statements

Statements of Net Assets Available for Benefits	F-4

Statement of Changes in Net Assets Available for Benefits	F-5

Notes to Financial Statements	F-6

Supplemental Schedule*

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	F-15

Consent of PricewaterhouseCoopers LLP

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
The Hanover Companies Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Hanover Companies Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
June 27, 2005

The Hanover Companies Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments
Hanover Compressor Company common stock, at fair value	$9,120,511	$7,590,762
Mutual funds, at fair value	39,769,536	48,102,139
Common collective trusts, at fair value	26,911,661	20,427,941
Other common stocks, at fair value	3,717,263	257,284
Participant loans, at cost	2,352,975	2,452,159

Total investments	81,871,946	78,830,285

Receivables
Employer contribution	534,354	582,125

Total assets	82,406,300	79,412,410

Liabilities
Corrective distributions payable	1,033,177	—

Net assets available for benefits	$81,373,123	$79,412,410

The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions to net assets attributed to
Investment income
Net appreciation in fair value of mutual funds	$5,846,209
Net appreciation in fair value of common collective trusts	561,299
Net appreciation in fair value of Hanover Compressor Company common stock	1,941,804
Net appreciation in fair value of other common stock	78,305
Dividend income	1,468,147
Interest income	124,576

Total investment income	10,020,340

Contributions
Employer contributions	2,143,668
Participant contributions	5,873,234
Participant rollover contributions	252,003

Total contributions	8,268,905

Total additions to net assets	18,289,245

Deductions from net assets attributed to
Benefits paid	15,127,458
Corrective distributions payable	1,033,177
Administrative expenses	167,897

Total deductions from net assets	16,328,532

Net increase in net assets available for benefits	1,960,713

Net assets available for benefits
Beginning of year	79,412,410

End of year	$81,373,123

The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan

The Hanover Companies Retirement Savings Plan (the “Plan”) was adopted effective January 1, 1994, by Hanover Compressor Company (“Hanover”) and replaced Hanover’s former plan, The Hanover Energy Employee’s Savings Plan. On December 29, 1999, the sponsor of the Plan became Hanover Compression Limited Partnership (the “Company” or the “Plan Sponsor”), an indirect wholly owned subsidiary of Hanover.

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company and of its participating affiliates. It is subject to the provisions of the Employee Retirement Income Security Act of l974 (“ERISA”).

Participation

An employee of the Company or one of its participating affiliates is generally eligible to become a participant in the Plan upon attainment of eighteen years of age and six months of service with the Company. Participants may elect to discontinue participation in the Plan at any time.

Contributions

Participants may contribute on a pretax basis up to 25% of their compensation, as defined in the plan document. Participants may also elect to make rollover contributions to the Plan from other qualified retirement plans. Participant contributions may not exceed the maximum statutory limit, which was $13,000 for the plan year ended December 31, 2004, except that participants age 50 or older during the plan year may elect to make an additional contribution which could not exceed $3,000 during the year ended December 31, 2004. Participants may change their contribution percentage at any time during the plan year.

Effective January 1, 2003, the Plan was amended with regard to Company matching contributions. Company matching contributions, which are discretionary and subject to change at the election of the Company at any time, are determined based on each participant’s eligible compensation (as defined in the plan document) and contributed to the Plan in cash and invested in each individual participant’s account in accordance with their investment allocation elections on a quarterly basis. For the year ended December 31, 2004, Company matching contributions were made to each participant’s account at a rate of 50% of each participant’s contributions up to 6% of eligible compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions and an allocation of Plan earnings and forfeitures of terminated participants’ nonvested accounts. All Plan assets are allocated to individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Vesting

Prior to January 1, 2003, plan participants became vested in Company matching contributions, including reallocated forfeitures, and actual earnings thereon at the rate of 20% per year after two years of employment with the Company. Effective January 1, 2003, the Plan was amended to provide for participant vesting in Company matching contributions, including reallocated forfeitures, and actual earnings thereon at the rate of 20% each year of employment with the Company and are 100% vested after five years of credited service subject to certain limitations defined in the plan document. Participants become 100% vested in Company matching contributions upon death, disability or attainment of normal retirement age.

Forfeitures

Forfeited nonvested Company contributions are allocated to plan participants as an additional Company matching contribution on a pro rata basis based on each plan participant’s total matchable contributions for the plan year. Plan participants must be employed by the Company at the end of the plan year in order to receive their share of the forfeiture allocation. For the year ended December 31, 2004, there were no forfeited nonvested amounts allocated to plan participants. As of December 31, 2004 and 2003, there were $229,882 and $150,923, respectively of forfeited nonvested accounts which had not yet been allocated to plan participants.

Investment Options

Participants are able to invest their contributions in various investment options offered by the Plan including mutual funds, common collective trusts and Hanover common stock. These investment options are determined by the Benefits Plans Committee under consultation with Smith Barney. In addition, participants may establish individual brokerage accounts under the Plan to invest their contributions in specific stocks, bonds and other securities, subject to certain limitations. Participants may change their investment elections at any time.

Payment of Benefits

A participant may elect to withdraw any part of his or her vested account upon retirement, termination of employment, death or disability or attainment of age 59-1/2. Withdrawals of vested balances due to immediate and heavy financial need are also permitted subject to the terms of the plan document and are limited to one withdrawal per participant per plan year.

With the exception of Hanover common stock, all distributions from the Plan are made in a lump-sum cash payment. Participants may elect to receive a distribution of Hanover common stock in shares of Hanover common stock rather than cash. A distribution may be made to terminated participants with vested balances less than or equal to $5,000.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the value of the participant’s vested account balance in the Plan. Loans are secured by one-half of the vested balance in the participant’s account and bear interest at a rate determined by the plan administrator in accordance with the terms of the plan document. As of December 31, 2004 and 2003, the interest rate on outstanding loans ranged from 5.0% to 11.5%. Loan repayments are made through payroll deductions and interest paid on loans is credited to the applicable participant’s account. Participant loans are generally repaid over a period not to exceed five years.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Administration

The Plan is sponsored by the Company and certain officers and employees of the Company serve as the plan administrator. The plan administrator has the power and duty to take all actions and make all decisions necessary to properly carry out the provisions of the Plan subject to the terms of the plan document. These powers and duties include, among other things, the interpretation of Plan provisions and the engagement of a trustee, record keeper, investment manager, legal counsel, independent registered public accounting firm and other such specialists as are deemed necessary for operation of the Plan. AMVESCAP National Trust Company (“ANTC”) is the trustee of the Plan and AMVESCAP Retirement Inc. (“ARI") is the Plan’s recordkeeper.

Expenses of the Plan

Expenses associated with sponsoring and maintaining the Plan are generally paid for by the Company. Administrative expenses reflected on the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2004, represent the sum of charges to individual participant accounts for participant specific transactions and certain administrative expenses of the Plan which are allocated to participant accounts on a per capita basis in accordance with the plan document.

2.	Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the Plan’s significant accounting policies:

Use of Estimates

The preparation of the Plan’s financial statements in conformity with the standards of the Public Company Accounting Oversight Board (United States of America) requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the preparation of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Valuation of Investments

The Plan’s investments in mutual funds and common stocks are stated at fair market value based on period ending quoted market prices. Common collective trusts are stated at fair market value of the applicable trusts’ underlying net assets. Participant loans are valued at cost, which approximates fair market value.

Investment Income Recognition

The net appreciation (depreciation) in fair value of investments includes the realized gain or loss on investments bought and sold during the year as well as the unrealized change in fair value of such investments during the year. Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Certain of the Plan’s investments pay investment advisory fees and/or 12b-l fees and administrative expenses. These fees are reflected in the valuation of these investments.

3.	Concentrations of Credit and Market Risk

Certain investments, including the common stock of Hanover, potentially subject the Plan to concentrations of credit and market risk. The Plan does not obtain or require collateral for these investments. Changes in the domestic and international economic environment and other factors outside the control of the Plan have a direct impact on the market value and/or credit risk of the Plan’s investments. It is reasonably possible that changes in the economic environment will occur in the near term and that such changes will have a material effect on the market value of the Plan’s investments, or credit risk relating to such investments and therefore could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4.	Investments

Plan investments as of December 31, 2004 and 2003, that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	2004	2003
Common stock
Hanover Compressor Company	$9,120,511	$7,590,762
Common/collective trusts
INVESCO Core Fixed Income	5,356,943	6,153,436
INVESCO Stable Value	18,860,518	12,347,259
Mutual funds
Schlumberger Stock Fund	—	11,501,547
AIM Balanced Fund — A Shares	12,525,476	15,113,119
American Growth Fund of America	7,006,408	—
AIM Basic Value Fund — A Shares	7,403,096	6,225,013

Participants with Schlumberger stock fund and Transocean stock fund were required to move their holdings by means of the following three options: 1) liquidate the stock and reinvest the proceeds in the Stable Value Fund; 2) divest the stock and invest the proceeds in other funds offered by the Hanover Plan; or 3) open a self directed brokerage account and transfer shares of the stock funds to that account. As of December 31, 2004, there were no balances in these two stock funds other than those in the self directed brokerage accounts.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to be terminated in the future, all participants would immediately become fully vested in their entire account balance at the time of the Plan’s termination.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

6.	Tax Status

The Internal Revenue Service has determined and informed ARI by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). As a result, it is believed that the Plan is exempt from taxation under the applicable sections of the IRC. The Plan was amended during 2004 to provide for the retroactive adoption of the Plan for Hanover International S.A. with an adoption date of January 1, 2001. The amendment was subsequently withdrawn pursuant to a directive issued by the IRS (Note 10). The plan administrator and Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by ANTC. ANTC is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

Additionally, the Plan provides for investment in shares of Hanover common stock. As the Company is an indirect wholly owned subsidiary of Hanover, these transactions qualify as party-in-interest transactions under ERISA.

8.	Legal Proceedings

On and after March 26, 2003, three plaintiffs filed separate putative class actions collectively against Hanover and certain named individuals (and other purportedly unknown defendants) in the United States District Court for the Southern District of Texas relating to the Plan. The alleged classes were comprised of persons who participated in or were beneficiaries of the Plan, which was established by the Company pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended. The purported class actions sought relief under the Employee Retirement Income Security Act of 1974 (“ERISA”) based upon Hanover’s and the individual defendants’ alleged mishandling of the Plan. The three ERISA putative class actions were entitled: Kirkley v. Hanover, Case No. H-03-1155; Angleopoulous v. Hanover, Case No. H-03-1064; and Freeman v. Hanover, Case No. H-03-1095.

Commencing in February 2002, approximately 15 putative securities class action lawsuits were filed against Hanover and certain of its current and former officers and directors in the United States District Court for the Southern District of Texas. These class actions (together with subsequently filed actions) were consolidated into one case Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust, On behalf of Itself and all Others Similarly Situated, Civil Action No. H-02-0410, naming as defendants Hanover, Michael McGhan, Michael O’Connor, and William Goldberg. On January 7, 2003, the court entered an order appointing Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust and others as lead plaintiffs, and appointing Milberg, Weiss, Bershad, Hynes & Lerach LLP as lead counsel. An amended complaint was filed by lead plaintiffs on September 5, 2003, in which they sought relief under Section 10(b) of the Securities Exchange Act of 1934 and Section 11 of the Securities Act of 1933 against Hanover, certain former officers and directors, and Hanover’s auditor, PricewaterhouseCoopers LLP, on behalf of themselves and the class of persons who purchased Hanover securities during the class period, which is between May 4, 1999, and December 23, 2002, inclusive.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

Beginning in February 2002, four derivative lawsuits were filed in the United States District Court for the Southern District of Texas, two derivative lawsuits were filed in state district court for Harris County, Texas (one of which was nonsuited and the second of which was removed to the United States District Court of Texas), and one derivative lawsuit was filed in the Court of Chancery for the State of Delaware. These derivative suits, which were filed by certain of Hanover’s shareholders purportedly on behalf of Hanover, alleged, among other things, that its directors breached their fiduciary duties to Hanover shareholders in connection with certain of the transactions that were restated in 2002, and sought unspecified amounts of damages, interest, and costs, including legal fees. The derivative in the United States District Court for the Southern District of Texas were consolidated on August 19 and August 26, 2002.

On August 1, 2003, the three ERISA actions described above were consolidated into the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust securities class action. On October 9, 2003, a consolidated amended complaint was filed by the plaintiffs in the ERISA class action against Hanover, Michael McGhan, Michael O’Connor, and William Goldberg on behalf of themselves and a class of persons who purchased or held Hanover securities in the Plan during the class period, which is from May 4, 1999, to December 23, 2002. On October 2, 2003, the consolidated derivative lawsuit described above was consolidated into the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust securities class action. Following this consolidation, two actions remained against the Company: the Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust action pending in the United States District Court for the Southern District of Texas (which asserted securities claims, derivative claims, and ERISA claims against the Company and others) and a single derivative action pending in the Delaware Court of Chancery.

On October 23, 2003, Hanover entered into a Stipulation of Settlement, which settled claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions described above. The terms of the settlement provided for Hanover to: (1) make a cash payment of approximately $30,000,000 (of which $26,700,000 was funded by payments from Hanover’s directors and officers insurance carriers), (2) issue 2,500,000 shares of its common stock, and (3) issue a contingent note with a principal amount of approximately $6,700,000. The note was payable, together with accrued interest, on March 31, 2007, but was extinguished (with no money owing under it) under the terms of the note since Hanover’s common stock traded above the average price of $12.25 per share for 15 consecutive trading days during the third quarter of 2004. In addition, upon the occurrence of a change of control that involves Hanover, if change of control or shareholder approval of the change of control occurred before February 9, 2005, which is twelve months after final court approval of the settlement, Hanover would have been obligated to contribute an additional $3,000,000 to the settlement fund. As part of the settlement, Hanover has also agreed to implement corporate governance enhancements, including allowing shareholders owning more than 1% but less than 10% of its outstanding common stock to participate in the process to appoint two independent directors to its board of directors (pursuant to which on February 4, 2004, Hanover appointed Margaret K. Dorman and Stephen M. Pazuk to our board of directors) and making certain changes to our code of conduct.

GKH Investments, L.P. and GKH Private Limited (collectively “GKH”) which as of December 31, 2003, together owned approximately 10%, of Hanover’s outstanding common stock and which sold shares in Hanover’s March 2001 secondary offering of common stock, are parties to the settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the settlement provide for GKH to

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

transfer 2,500,000 shares of Hanover common stock from their holdings or from sources to the settlement fund.

On October 24, 2003, the parties moved the United States District Court for the Southern District of Texas for preliminary approval of the proposed settlement and sought permission to provide notice to the potentially affected persons and to set a date for a final hearing to approve the proposed settlement. On December 5, 2003, the court held a hearing and granted the parties’ motion for preliminary approval of the proposed settlement and, among other things, ordered that notice be provided to appropriate persons and set the date for the final hearing. No objections to the settlement or requests to be excluded from the settlement were received prior to the deadline set by the court.

The final hearing was held on February 6, 2004, and on February 9, 2004, the United States District Court for the Southern District of Texas entered three Orders and Final Judgments, approving the settlement on the terms agreed upon in the Stipulation of Settlement with respect to all of the claims described above, including the dismissal of each of the actions, with the exception of the derivative action (noted above) filed in the Delaware Court of Chancery. The court also entered an Order and Final Judgment approving the plans of allocation with respect to each action, as well as an Order and Final Judgment approving the schedule of attorneys’ fees for counsel for the settling plaintiffs.

The time in which these Orders and Final Judgments may be appealed expired on March 10, 2004, without any appeal being lodged. In addition, on March 16, 2004, the Delaware Court of Chancery dismissed the derivative action filed in that court. The settlement has therefore become final and will be implemented according to its terms. Hanover’s independent auditor, PricewaterhouseCoopers, is not a party to the settlement and remains a party to the securities class action.

In connection with the settlement of the putative ERISA class actions and the putative securities class action, settlement funds were established for the benefit of class members (the ERISA Settlement Fund and the Securities Settlement Fund, respectively). Participants in the Plan may be entitled to a distribution of a portion of one or both of these Funds.

If a participant in the Plan experienced a decline in dollar value of Hanover common stock held in such participant’s Plan account during the class period (a “loss”), in connection with their holdings of and transactions in Hanover Common Stock in the Plan, they may be an ERISA class member and thus eligible to participate in the distribution of the ERISA Settlement Fund. The value of the ERISA Settlement Fund at the time the Stipulation of Settlement was executed was $1,775,000 in cash, which Hanover deposited into an interest-bearing account. After deducting a portion of the ERISA Settlement Fund to pay certain taxes, fees, and expenses associated with the maintenance of the ERISA Settlement Fund and the settlement of the ERISA actions, the remainder of the ERISA Settlement Fund will be distributed to ERISA class members as allowed by the plan of allocation approved by the court. An ERISA class member will receive a distribution from the ERISA Settlement Fund based on the plan of allocation approved by the court and on the number and amount of other claims made against the ERISA Settlement Fund, after all permitted deductions have been taken.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

In addition to being members of the ERISA class, Plan participants may also be members of the securities class, and thus may be entitled to participate in the distribution of the Securities Settlement Fund. If a Plan participant had a net loss after all profits from transactions in Hanover securities during the class period are subtracted from all losses, then they are eligible to receive a distribution from the Securities Settlement Fund. The value of the Securities Settlement Fund at the time the Stipulation of Settlement was executed was more than $80,000,000 consisting of cash, Hanover Common Stock, and a note with a face amount of approximately $6,700,000. However, the note was subsequently extinguished pursuant to its terms. After deducting a portion of the Securities Settlement Fund to pay certain taxes, fees, and expenses associated with the maintenance of the Fund and the settlement of the securities actions, the balance will be distributed to the securities class members according to the plan of allocation approved by the court and the amount of other claims made against the Securities Settlement Fund.

To the extent the Plan participants are entitled to receive a portion of the ERISA Settlement Fund, such amounts will be added to their accounts in the Plan at the time amounts from the settlement are paid to the Plan. If no such Plan account currently exists, distributions will made to such account as ERISA class member may specify. Should participants in the Plan be entitled to receive a portion of the Securities Settlement Fund, such amounts will be distributed separately and in a manner to be determined by the court-appointed administrator of the Securities Settlement Fund. The Plan has not included a receivable for these settlements in the accompanying statement of net assets available for benefits because the amount to be received by the Plan is contingent upon the timing of the distribution and therefore cannot currently be estimated.

9.	Mutual Fund Industry Abuses

We understand that various state and federal regulations, including the SEC and the New York State Attorney General are investigating alleged illegal trading practices, namely late trading and market timing, committed by certain mutual fund companies, including the following fund companies that sponsor investment options offered by the Plan: Amvescap PLC (“AIM Funds and INVESCO Funds”), Franklin Resources, Inc. (“Franklin Templeton Funds”) and Janus Capital Group (“Janus Funds”).

AMVESCAP has announced that its subsidiary INVESCO Funds Group Inc. has reached agreements in principle with the Attorneys General of Colorado and New York and the staff of the U.S. Securities and Exchange Commission (“SEC”) to resolve civil enforcement actions and investigations related to market timing. AIM Advisors, Inc., a subsidiary of AMVESCAP, has reached agreements in principle with the Attorney General of New York and with the staff of the SEC to resolve market-timing investigations. AMVESCAP notes that all of the agreements are subject to preparation and signing of final settlement documents and the SEC agreements are subject to approval by the full Commission.

Since it is premature to judge the outcome of these investigations, and a large number of mutual fund companies are under scrutiny, at present the Company has determined not to make any changes to the Plan in response to these investigations. Developments regarding these investigations will continue to be monitored by the Company. There has been no provision included in the financial statements for any restitution or settlement payments that the plan may receive as a result of these investigations or from any possible, future litigation.

10.	Corrective Distributions Payable

The amount contributed to the Plan from highly compensated employees in excess of the limits permitted under the non-discrimination compliance testing requirements of the Internal Revenue Service was $249,331 and $0 in 2004 and 2003, respectively. This amount is included in corrective distributions payable on the accompanying statement of net assets available for benefits. All such amounts were refunded to the participants during March 2005.

On review, the Plan determined that several of the Company’s employees who were participating in the Plan either: 1) were employed by an affiliate that had not adopted the Plan and therefore

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

were not eligible for participation in the plan and/or 2) did not have “compensation” within the meaning of IRC Section 3401 (a) or their Section 3401 (a) compensation was less than the compensation considered for them by the Plan in operation.

The Plan filed a request with the IRS pursuant to its Voluntary Correction Procedures under the IRS’ EPCRS Program. Upon review of the request, the IRS advised the Plan that it would not permit a retroactive adoption of the Plan by the affiliate and to maintain the qualified status of the Plan, the IRS required that the contributions made by the affiliate’s participants (adjusted for investment gains and losses) be returned to them and that employer matching amounts made on their behalf (again adjusted for investment gains and losses) to be forfeited. The Plan is in the process of making these distributions and anticipates that they will be made by September 25, 2005. The statement of net assets available for benefits includes approximately $784,000 as corrective distributions payable related to these anticipated distributions. In addition, the statement of net assets available for benefits includes approximately $187,000 of employer matching contributions that will be forfeited.

In addition, the Plan has been formally adopted by the affiliate on a prospective basis and has been amended to provide that “compensation” will now mean “compensation” for IRC Section 415 purposes to avoid the issue raised by the prior reference to Section 3401 (a).

11.	Subsequent Events

In April 2005, Merrill Lynch announced plans to purchase AMVESCAP Retirement, Inc., the Plan’s recordkeeper, subject to regulatory approvals. Changes to current investments or investment options are not anticipated as a result of this purchase.

The Hanover Companies Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

			(d)	(e)
	(b)	(c)	Historical	Current
(a)	Identity of Issuer	Description of Asset	Cost	Value
*	Hanover Compressor Company	Common stock	$9,717,614	$9,120,511
	Anadarko Corp	Common stock	3,435	4,932
	Anheuser Busch Cos	Common stock	562	516
	Applied Industrial Tech	Common stock	5,705	9,177
	Cuno Inc	Common stock	5,503	5,524
	Calpine Corp	Common stock	18,247	17,533
	Centex Corp	Common stock	5,685	6,202
	Central FD CDA CL A	Common stock	5,896	5,470
	Coeur D Alene Mines Corp	Common stock	6,231	3,930
	Conagra Inc NFSC	Common stock	153	153
	DHB Industries Inc	Common stock	2,175	5,712
	Dell Computer Corp	Common stock	2,623	4,214
	Double Eagle Petroleum	Common stock	9,937	11,586
	Drdgold Ltd	Common stock	6,630	2,764
	Dynegy Inc.	Common stock	1,143	2,315
	Eagle Materials Inc	Common stock	1	174
	Eagle Materials Inc CLB	Common stock	2	593
	Ecollege.com	Common stock	360	170
	Encompass Svcs Corp.	Common stock	900	—
	Exxon Mobil Corp.	Common stock	13,908	15,547
	FPL Group Inc.	Common stock	2,806	3,919
	Flexible Solutions Intl Inc.	Common stock	2,411	2,020
	Goldcorp Inc.	Common stock	4,803	4,568
	Halliburton Co.	Common stock	1,446	4,004
	Hecla Mining Co	Common stock	8,638	5,830
	Hypercom Corp.	Common stock	1,431	1,184
	Janus Cap Group Inc.	Common stock	7,370	8,069
	Knight Transportation Inc.	Common stock	5,419	5,952
	Lowes Companies	Common stock	142	115
	Luby's Cafeteria Inc.	Common stock	3,226	3,750
	MBIA Inc.	Common stock	9,456	9,998
	Marvel Enterprises Inc.	Common stock	5,513	7,619
	Netflix Com Corp.	Common stock	4,981	6,165
	New Centy Finl. Corp.	Common stock	5,735	7,861
	Novellus Sys. Inc.	Common stock	2,366	2,789
	Pioneer Natural Resources Co.	Common stock	3,802	4,084
	Pixar Inc	Common stock	166	171
	Pixel Works Inc.	Common stock	5,676	4,536
	Proctor & Gamble Co.	Common stock	19,015	19,395
	R & G Finl. Corp	Common stock	5,764	7,717
	Schlumberger Limited	Common stock	2,940,262	2,931,941
	Southwest Airlines	Common stock	481	407
	Texas Instruments Inc.	Common stock	6,607	8,160
	Ultra Petroleum Corp.	Common stock	2,835	16,845
	Wal Mart Stores, Inc.	Common stock	1,160	1,153
	Williams Cos. Inc.	Common stock	66,329	188,589
	World Wrestling Fedn	Common stock	310	308
	Ingersoll Rand Co.	Common stock	3,978	8,161

The Hanover Companies Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

			(d)	(e)
	(b)	(c)	Historical	Current
(a)	Identity of Issuer	Description of Asset	Cost	Value
	Transocean Sedco Forex Inc.	Common stock	360,471	355,440
*	Invesco Dynamics	Mutual Fund	94,341	115,224
*	AIM Technology	Mutual Fund	477,913	520,285
*	AIM Financial Services	Mutual Fund	115,608	117,338
	American Century Equity Income Advisor	Mutual Fund	754,689	804,585
	American Europacific Growth	Mutual Fund	1,055,907	1,289,748
*	AIM Balanced Fund — A Shares	Mutual Fund	11,081,346	12,525,476
	American Growth Fund of America	Mutual Fund	5,848,419	7,006,408
	Excelsior Energy & Natural Resources	Mutual Fund	18,863	30,628
	Excelsior Value & Restructuring	Mutual Fund	1,442,238	1,672,850
*	AIM Small Cap-Growth-Class A	Mutual Fund	1,498,765	1,761,362
*	AIM Basic Value Fund — A Shares	Mutual Fund	6,227,539	7,403,096
	Janus Advisor International-Class Retirement	Mutual Fund	331,637	418,909
*	AIM Mid Cap Core Equity	Mutual Fund	1,120,633	1,258,448
*	AIM Global Healthcare — A Shares	Mutual Fund	399,576	451,796
	SSGA Money Market	Mutual Fund	626,350	626,350
	Credit Suisse Global Post	Mutual Fund	11,001	17,398
*	Invesco Financial Services	Mutual Fund	9,517	11,343
	Janus Invt Growth & Income	Mutual Fund	4,014	5,354
	Janus Enterprise	Mutual Fund	2,977	4,794
	White Oak Growth Stock	Mutual Fund	7,010	10,109
	Prudent Bear FDS Inc.	Mutual Fund	31,599	22,489
	Janus Venture	Mutual Fund	171,045	225,199
	Franklin Balance Sheet Investment	Mutual Fund	1,568,387	1,939,835
	Fidelity Advisor Mid Cap	Mutual Fund	1,221,344	1,530,512
*	Invesco 500 Index Trust	Common collective trust	1,302,001	1,571,357
*	Invesco Structured Small Cap Value Equity	Common collective trust	849,799	1,122,844
*	Invesco Core Fixed Income	Common collective trust	4,777,929	5,356,943
*	Invesco Stable Value	Common collective trust	18,860,518	18,860,518
*	Participant Loans	Interest rates ranging from 5.00% to 11. 50% with varying maturity dates	2,352,975	2,352,975

			$75,553,249	$81,871,946

*	Denotes party in interest as defined by ERISA.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP